SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

Material Contained in this Report

1.	ORIX’s Consolidated Financial Results for the fiscal year ended March 31, 2026 (April 1, 2025 –March 31, 2026) filed with the Tokyo Stock Exchange on Monday, May 11, 2026.
2.	“Notice Regarding Repurchase of Own Shares”
3.	“Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2026 and Annual Dividend Forecast for the Fiscal Year Ending March 31, 2027”
4.	Announcement Regarding Management Changes
5.	Announcement Regarding Candidates for Member of the Board of Directors and Member Composition of the Three Committees of ORIX Corporation
6.	Notice Concerning Partial Amendment to Articles of Incorporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 11, 2026	By	/s/ Masataka Yamada
Masataka Yamada
Senior Managing Executive Officer Chief Financial Officer and Chief Strategy Officer Responsible for Corporate Strategy and Management Unit ORIX Corporation

Consolidated Financial Results

April 1, 2025 – March 31, 2026

May 11, 2026

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or American depositary shares of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations Department

ORIX Corporation

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, 105-5135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2025 to March 31, 2026

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol: IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Year Ended March 31, 2026

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2026	3,330,831	15.9%	456,248	37.5%	691,431	43.9%	447,265	27.2%
March 31, 2025	2,874,821	2.1%	331,826	(8.0%)	480,463	2.2%	351,630	1.6%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥711,049 million for the fiscal year ended March 31, 2026 (year-on-year change was a 111.8% increase) and ¥335,644 million for the fiscal year ended March 31, 2025 (year-on-year change was a 38.7% decrease).

	Basic Earnings Per Share	Diluted Earnings Per Share	Return on Equity	Return on Assets*2	Operating Margin
March 31, 2026	400.27	399.40	10.4%	4.0%	13.7%
March 31, 2025	307.74	307.16	8.8%	2.9%	11.5%

“Equity in Net Income of Equity method investments” was a net gain of ¥123,872 million for the fiscal year ended March 31, 2026 and a net gain of ¥57,182 million for the fiscal year ended March 31, 2025.

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for per share and dividend amounts which are in single yen.
*Note 2:	“Return on Assets” is calculated based on “Income before Income Taxes.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
March 31, 2026	18,002,776	4,573,068	4,482,500	24.9%	4,080.24
March 31, 2025	16,866,251	4,171,783	4,089,782	24.2%	3,599.24

*Note 3:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

“Shareholders’ Equity Per Share” is calculated using “Total ORIX Corporation Shareholders’ Equity.”

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows used in Investing Activities	Cash Flows from (used in) Financing Activities	Cash, Cash Equivalents and Restricted Cash at End of Year
March 31, 2026	1,369,567	(1,114,671)	(160,535)	1,451,099
March 31, 2025	1,300,193	(1,309,695)	149,322	1,321,983

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total	Total Dividends Paid	Dividend Payout Ratio (Consolidated base)	Dividends on Equity (Consolidated base)
March 31, 2025	—	62.17	—	57.84	120.01	137,104	39.0%	3.4%
March 31, 2026	—	93.76	—	62.34	156.10	173,558	39.0%	4.1%

March 31, 2027 (Est.)	—	—	—	—	187.36		—

*Note 4:

Total dividends paid include dividends paid to the Board Incentive Plan Trust (¥417 million for the fiscal year ended March 31, 2025 and ¥506 million for the fiscal year ended March 31, 2026). Regarding the dividend forecast for the fiscal year ending March 31, 2027, the annual dividend is expected to be the higher of an amount equivalent to a dividend payout ratio of 39% and an annual dividend of ¥156.10 per share. The table above presents the forecast of annual dividends per share assuming that profit attributable to owners of the parent for the fiscal year ending March 31, 2027 is ¥530,000 million, as set forth in the consolidated financial forecast for the same fiscal year described below. Dividends per share is calculated based on the number of issued shares excluding treasury shares and may fluctuate due to changes in the number of treasury shares resulting from share repurchases.

3. Forecast for the Year Ending March 31, 2027 (Unaudited)

	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2027	530,000	18.5%

*Note 5:

Although forward-looking statements in this document are based on information currently available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements. Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

We indirectly hold a partial equity interest in Toshiba Corporation (Head office: Kawasaki City, Kanagawa; President and CEO: Taro Shimada; “Toshiba”) through TB Investment Limited Partnership (the “Partnership”), an equity-method affiliate of ours. Toshiba’s profit and loss is reflected in our consolidated financial results through the Partnership with a one-quarter lag. According to publicly disclosed information, by the end of March 2026, Toshiba sold a portion of its shares held in Kioxia Holdings Corporation (Head office: Minato-ku, Tokyo; President and CEO: Hiroo Ota; “Kioxia”). However, as of the date hereof, we have not been able to confirm information regarding Toshiba’s or the Partnership’s profit and loss for the fourth quarter of the fiscal year ended March 31, 2026. Accordingly, the impact of the sale on our consolidated financial results for the first quarter of the fiscal year ending March 31, 2027 through the Partnership remains uncertain at this time and has therefore not been reflected in the current earnings forecast. Likewise, the impact on our consolidated full-year earnings forecast for the fiscal year ending March 31, 2027 may vary depending on the financial results of the Partnership and other factors, and accordingly, has not been reflected due to our inability to confirm information at this time.

4. Other Information

(1) Significant Changes in Scope of Consolidation	Yes ( ) No (x)

Addition - None ( )	Exclusion - None ( )

(2) Changes in Accounting Principles

1. Changes due to adoptions of new accounting standards	Yes ( ) No (x)

2. Other than those above	Yes ( ) No (x)

(3) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,124,106,624 as of March 31, 2026, and 1,162,962,244 as of March 31, 2025.

2. The number of treasury stock was 22,484,702 as of March 31, 2026, and 23,259,695 as of March 31, 2025.

3. The average number of outstanding shares was 1,117,160,283 for the fiscal year ended March 31, 2026, and 1,142,502,976 for the fiscal year ended March 31, 2025.

The Company’s shares held through the Board Incentive Plan Trust (3,035,102 shares as of March 31, 2026 and 3,413,000 shares as of March 31, 2025) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

* These consolidated financial results from April 1, 2025 to March 31, 2026 are not subject to certified public accountant’s or audit firm’s audits.

1. Summary of Consolidated Financial Results

(1) Summary of Financial Highlights

Financial Results for the Fiscal Year Ended March 31, 2026

		Fiscal Year ended March 31, 2025	Fiscal Year ended March 31, 2026	Change
				Amount	Percent (%)
Total Revenues	(millions of yen)	2,874,821	3,330,831	456,010	16
Total Expenses	(millions of yen)	2,542,995	2,874,583	331,588	13
Income before Income Taxes	(millions of yen)	480,463	691,431	210,968	44
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	351,630	447,265	95,635	27
Earnings Per Share (Basic)	(yen)	307.74	400.27	92.53	30
(Diluted)	(yen)	307.16	399.40	92.24	30
ROE*1	(%)	8.8	10.4	1.6	—
ROA*2	(%)	2.12	2.57	0.45	—

*1	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Overview of Business Performance (April 1, 2025 to March 31, 2026)

Total revenues for the consolidated fiscal year ended March 31, 2026 (hereinafter, “the fiscal year”) increased 16% to ¥3,330,831 million compared to the previous fiscal year primarily due to increases in gains on investment securities and dividends, including the recognition of valuation gains on fund investments at our U.S. subsidiary and a gain related to the transfer of shares of Greenko Energy Holdings, as well as increases in life insurance premiums and related investment income, and service income.

Total expenses increased 13% to ¥2,874,583 million compared to the previous fiscal year primarily due to increases in life insurance costs and selling, general and administrative expenses.

Equity in net income of equity method investments for the fiscal year increased 117% to ¥123,872 million compared to the previous fiscal year, and gains on sales of subsidiaries and equity method investments and liquidation losses, net for the fiscal year increased 27% to ¥111,311 million compared to the previous fiscal year, primarily due to the recognition of a gain of ¥83,135 million from the transfer of shares of Greenko Energy Holdings.

Due to the above results, income before income taxes for the fiscal year increased 44% to ¥691,431 million compared to the previous fiscal year and net income attributable to ORIX Corporation Shareholders increased 27% to ¥447,265 million compared to the previous fiscal year.

Segment Information

Total segment profits for the fiscal year increased 35% to ¥732,597 million compared to the previous fiscal year. Segment profits increased in each of Corporate Financial Services and Maintenance Leasing, Real Estate, PE Investment and Concession, Environment and Energy, Insurance, ORIX Europe, and Asia and Australia while segment profits in each of Banking and Credit, Aircraft and Ships, and ORIX USA decreased, in each case as compared to the previous fiscal year.

Segment information for the fiscal year is as follows:

Corporate Financial Services and Maintenance Leasing: Finance and fee business; leasing and rental of automobiles, electronic measuring instruments, and ICT-related equipment

	Year ended March 31, 2025 (millions of yen)	Year ended March 31, 2026 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	90,329	100,740	10,411	12

	As of March 31, 2025 (millions of yen)	As of March 31, 2026 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,884,565	1,876,895	(7,670)	(0)

Segment profits increased 12% to ¥100,740 million compared to the previous fiscal year primarily due to increases in operating leases revenues and equity in net income of equity method investments.

Segment assets totaled ¥1,876,895 million, remaining relatively unchanged compared to the end of the previous fiscal year primarily due to decreases in installment loans and loans to ORIX and its subsidiaries, partially offset by an increase in investment in operating leases.

Real Estate: Real estate development, rental and management; facility operations; real estate asset management

	Year ended March 31, 2025 (millions of yen)	Year ended March 31, 2026 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	70,541	78,509	7,968	11

	As of March 31, 2025 (millions of yen)	As of March 31, 2026 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,158,293	1,235,906	77,613	7

Segment profits increased 11% to ¥78,509 million compared to the previous fiscal year primarily due to increases in services income and equity in net income of equity method investments, partially offset by a decrease in operating leases revenues.

Segment assets increased 7% to ¥1,235,906 million compared to the end of the previous fiscal year primarily due to increases in investment in operating leases, inventories, and equity method investments, partially offset by decreases in property under facility operations.

PE Investment and Concession: Private equity investment and concession

	Year ended March 31, 2025 (millions of yen)	Year ended March 31, 2026 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	98,872	125,611	26,739	27

	As of March 31, 2025 (millions of yen)	As of March 31, 2026 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,022,944	1,050,561	27,617	3

Segment profits increased 27% to ¥125,611 million compared to the previous fiscal year primarily due to an increase in equity in net income of equity method investments, sales of goods and real estate, and services income, partially offset by a decrease in gains on sales of subsidiaries and equity method investments.

Segment assets increased 3% to ¥1,050,561 million compared to the end of the previous fiscal year primarily due to increases in equity method investments, goodwill, intangible assets acquired in business combinations, and property under facility operations, partially offset by a decrease in installment loans.

Environment and Energy: Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels; recycling and waste management

	Year ended March 31, 2025 (millions of yen)	Year ended March 31, 2026 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	(4,923)	115,772	120,695	—

	As of March 31, 2025 (millions of yen)	As of March 31, 2026 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,016,175	1,018,777	2,602	0

Segment profits increased by ¥120,695 million to ¥115,772 million compared to the previous fiscal year primarily due to increases in gains on sales of subsidiaries and equity method investments and gains on investment securities and dividends, and a decrease in write-downs of long-lived assets.

Segment assets totaled ¥1,018,777 million, remaining relatively unchanged compared to the end of the previous fiscal year primarily due to increases in investment in securities and advances for property under facility operations, partially offset by a decrease in equity method investments.

Insurance: Life insurance

	Year ended March 31, 2025 (millions of yen)	Year ended March 31, 2026 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	74,399	102,891	28,492	38

	As of March 31, 2025 (millions of yen)	As of March 31, 2026 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	3,009,234	3,198,270	189,036	6

Segment profits increased 38% to ¥102,891 million compared to the previous fiscal year primarily due to an increase in life insurance premiums and related investment income.

Segment assets increased 6% to ¥3,198,270 million compared to the end of the previous fiscal year primarily due to increases in reinsurance recoverables and investment in securities, partially offset by a decrease in cash and cash equivalents.

Banking and Credit: Banking and consumer finance

	Year ended March 31, 2025 (millions of yen)	Year ended March 31, 2026 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	29,291	27,212	(2,079)	(7)

	As of March 31, 2025 (millions of yen)	As of March 31, 2026 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	3,144,571	3,236,799	92,228	3

Segment profits decreased 7% to ¥27,212 million compared to the previous fiscal year primarily due to a decrease in gains on investment securities and dividends.

Segment assets increased 3% to ¥3,236,799 million compared to the end of the previous fiscal year primarily due to increases in installment loans and cash and cash equivalents, partially offset by a decrease in investment in securities.

Aircraft and Ships: Aircraft investment and management; ship-related finance and investment, maritime asset management and ship brokerage

	Year ended March 31, 2025 (millions of yen)	Year ended March 31, 2026 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	67,420	66,608	(812)	(1)

	As of March 31, 2025 (millions of yen)	As of March 31, 2026 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,231,973	1,211,335	(20,638)	(2)

Segment profits decreased 1% to ¥66,608 million compared to the previous fiscal year primarily due to an increase in selling, general and administrative expenses, and a decrease in equity in net income of equity method investments, partially offset by an increase in services income.

Segment assets decreased 2% to ¥1,211,335 million compared to the end of the previous fiscal year primarily due to decreases in investment in operating leases and installment loans, and cash and cash equivalents, partially offset by an increase in goodwill, intangible assets acquired in business combinations.

ORIX USA: Finance, investment and asset management in the Americas

	Year ended March 31, 2025 (millions of yen)	Year ended March 31, 2026 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	39,915	954	(38,961)	(98)

	As of March 31, 2025 (millions of yen)	As of March 31, 2026 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,593,939	1,940,471	346,532	22

Segment profits decreased 98% to ¥954 million compared to the previous fiscal year primarily due to increases in impairment of goodwill and intangible assets and selling, general and administrative expenses, a decrease in gains on sales of subsidiaries and equity method investments, and an increase in provision for credit losses, partially offset by an increase in gains on investment securities and dividends.

Segment assets increased 22% to ¥1,940,471 million compared to the end of the previous fiscal year due to an increase in goodwill, intangible assets acquired in business combinations as a result of a new acquisition of a subsidiary in the second quarter of fiscal 2026, and increases in installment loans and trade notes, accounts and other receivables.

ORIX Europe: Asset management of global equity and fixed income

	Year ended March 31, 2025 (millions of yen)	Year ended March 31, 2026 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	44,373	63,051	18,678	42

	As of March 31, 2025 (millions of yen)	As of March 31, 2026 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	669,306	801,175	131,869	20

Segment profits increased 42% to ¥63,051 million compared to the previous fiscal year primarily due to increases in gains on sales of subsidiaries and equity method investments, and services income.

Segment assets increased 20% to ¥801,175 million compared to the end of the previous fiscal year primarily due to a general increase as a result of foreign exchange effects.

Asia and Australia: Finance and investment businesses in Asia and Australia

	Year ended March 31, 2025 (millions of yen)	Year ended March 31, 2026 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	34,451	51,249	16,798	49

	As of March 31, 2025 (millions of yen)	As of March 31, 2026 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,725,627	1,865,277	139,650	8

Segment profits increased 49% to ¥51,249 million compared to the previous fiscal year primarily due to increases in equity in net income of equity method investments, and gains on sales of subsidiaries and equity method investments.

Segment assets increased 8% to ¥1,865,277 million compared to the end of the previous fiscal year primarily due to a general increase as a result of foreign exchange effects.

Outlook and Forecast

In addition to the continued growth of our established businesses, we expect profit growth driven by the ongoing optimization of our business portfolio, and we will continue to pursue sustainable profit growth.

Effective April 1, 2026, we changed our operating segments used by our chief operating decision maker for allocating resources and assessing performance. Accordingly, segment information based on the new operating segment structure will be disclosed beginning in the first quarter of the fiscal year ending March 31, 2027.

Factors that could cause results that differ materially from those described in the forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

(2) Summary of Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2025	As of March 31, 2026	Change
				Amount	Percent (%)
Total Assets	(millions of yen)	16,866,251	18,002,776	1,136,525	7
(Segment Assets)		16,456,627	17,435,466	978,839	6
Total Liabilities	(millions of yen)	12,691,036	13,378,965	687,929	5
(Short-term and Long-term Debt)		6,282,798	6,537,994	255,196	4
(Deposits)		2,449,812	2,625,556	175,744	7
Shareholders’ Equity *1	(millions of yen)	4,089,782	4,482,500	392,718	10
Shareholders’ Equity Per Share *2	(yen)	3,599.24	4,080.24	481.00	13

*1 Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP.

*2 Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets increased 7% to ¥18,002,776 million compared to the end of the previous fiscal year primarily due to increases in investment in operating leases, cash and cash equivalents, installment loans and other assets (mainly reinsurance recoverables and goodwill). In addition, segment assets increased 6% to ¥17,435,466 million compared to the end of the previous fiscal year.

Total liabilities increased 5% to ¥13,378,965 million compared to the end of the previous fiscal year primarily due to increases in long-term debt and deposits.

Shareholders’ equity increased 10% to ¥4,482,500 million compared to the end of the previous fiscal year.

Summary of Cash Flows

Cash, cash equivalents and restricted cash increased by ¥129,116 million to ¥1,451,099 million compared to the end of the previous fiscal year.

Cash flows provided by operating activities were ¥1,369,567 million during the fiscal year, up from ¥1,300,193 million during the previous fiscal year. This change resulted primarily from an increase in net income and an increase in policy liabilities and policy account balances, excluding the impact of changes in policy liability discount rate.

Cash flows used in investing activities were ¥1,114,671 million during the fiscal year, down from ¥1,309,695 million during the previous fiscal year. This change resulted primarily from an increase in principal collected on installment loans and a decrease in purchases of available-for-sale debt securities.

Cash flows used in financing activities were ¥160,535 million during the fiscal year compared to the inflow of ¥149,322 million during the previous fiscal year. This change was primarily due to repayments of debt with maturities longer than three months exceeding the amounts of proceeds and a change from an increase to a decrease in call money, partially offset by a change from a decrease to an increase in debt with maturities of three months or less.

(3) Profit Distribution Policy and Dividends for the Fiscal Year Ended March 31, 2026 and the Fiscal Year Ending March 31, 2027

We aim to increase shareholder value by utilizing profits earned from business activities, to strengthen our business foundation and make investments for future growth. At the same time, we strive to make stable and sustainable distribution of dividends at a level in line with our business performance. In addition, with regards to the decision of whether to buy back our shares, we aim to act with flexibility and swiftness while considering various factors such as the business environment, share price trends, the soundness of our financial condition, and target performance indicators.

Based on this fundamental policy, the annual dividend for the fiscal year ended March 31, 2026 has been decided at 156.10 yen per share (the interim dividend paid was 93.76 yen per share and the year-end dividend has been decided at 62.34 yen per share). The payout ratio for the fiscal year ended March 31, 2026 was 39.0%. For the next fiscal year ending March 31, 2027, the annual dividend is forecasted at the higher of either payout ratio of 39.0% or 156.10 yen per share.

(4) Risk Factors

With the announcement of our results for the fiscal year ended March 31, 2026, we believe no significant changes have arisen concerning “Risk Factors” as stated in our latest Form 20-F submitted to the U.S. Securities and Exchange Commission on June 24, 2025.

2. Consideration in the Selection of Accounting Standard

We have been preparing our financial statements in accordance with U.S. GAAP. We believe that U.S. GAAP is the accounting standard that most appropriately reflects our business activities in our financial reporting.

Reporting in U.S. GAAP enables us to maintain consistency and comparability with past financial results and we believe that is beneficial to our stakeholders.

3. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2025	As of March 31, 2026
Cash and Cash Equivalents		1,206,573	1,334,945
Restricted Cash		115,410	116,154
Net Investment in Leases		1,167,380	1,247,491
Installment Loans		4,081,019	4,173,582
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2025	¥97,694 million
March 31, 2026	¥78,020 million
Allowance for Credit Losses		(56,769)	(80,194)
Investment in Operating Leases		1,967,178	2,152,820
Investment in Securities		3,234,547	3,308,829
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2025	¥41,018 million
March 31, 2026	¥39,796 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2025
Amortized Cost	¥3,174,036 million
Allowance for Credit Losses	¥(670) million
March 31, 2026
Amortized Cost	¥3,403,138 million
Allowance for Credit Losses	¥(3,505) million
Property under Facility Operations		771,851	779,075
Equity method investments		1,320,015	1,306,312
Trade Notes, Accounts and Other Receivable		411,012	495,905
Inventories		229,229	269,187
Office Facilities		191,957	203,169
Other Assets		2,226,849	2,695,501
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2025	¥2,586 million
March 31, 2026	¥1,163 million

Total Assets		16,866,251	18,002,776

Liabilities and Equity
Short-term Debt		549,680	572,235
Deposits		2,449,812	2,625,556
Trade Notes, Accounts and Other Payable		339,787	356,008
Policy Liabilities and Policy Account Balances		1,948,047	1,943,710
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2025	¥136,257 million
March 31, 2026	¥138,027 million
Current and Deferred Income Taxes		578,781	687,784
Long-term Debt		5,733,118	5,965,759
Other Liabilities		1,091,811	1,227,913

Total Liabilities		12,691,036	13,378,965

Redeemable Noncontrolling Interests		3,432	50,743

Commitments and Contingent Liabilities

Common Stock		221,111	221,111

Additional Paid-in Capital		234,193	235,239

Retained Earnings		3,354,911	3,502,509

Accumulated Other Comprehensive Income		341,298	605,110

Treasury Stock, at Cost		(61,731)	(81,469)

Total ORIX Corporation Shareholders’ Equity		4,089,782	4,482,500
Noncontrolling Interests		82,001	90,568

Total Equity		4,171,783	4,573,068

Total Liabilities and Equity		16,866,251	18,002,776

Note:	Breakdown of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2025	As of March 31, 2026
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	(403,914)	(618,351)
Impact of changes in policy liability discount rate	416,124	715,382
Debt valuation adjustments	49	242
Defined benefit pension plans	14,791	31,953
Foreign currency translation adjustments	304,657	469,262
Net unrealized gains on derivative instruments	9,591	6,622

Total	341,298	605,110

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Year ended March 31, 2025	Year ended March 31, 2026
Revenues :
Finance revenues	328,356	365,570
Gains on investment securities and dividends	14,324	128,948
Operating leases	624,444	641,185
Life insurance premiums and related investment income	515,259	640,159
Sales of goods and real estate	373,155	442,586
Services income	1,019,283	1,112,383

Total Revenues	2,874,821	3,330,831

Expenses :
Interest expense	169,051	193,889
Costs of operating leases	394,821	411,939
Life insurance costs	384,753	479,937
Costs of goods and real estate sold	271,833	331,988
Services expense	604,145	634,329
Other (income) and expense	27,128	58,803
Selling, general and administrative expenses	646,054	711,775
Provision for credit losses	18,723	34,017
Write-downs of long-lived assets	25,933	16,242
Write-downs of securities	554	1,664

Total Expenses	2,542,995	2,874,583

Operating Income	331,826	456,248

Equity in Net Income of Equity method investments	57,182	123,872
Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net	87,705	111,311
Bargain Purchase Gain	3,750	0

Income before Income Taxes	480,463	691,431
Provision for Income Taxes	128,828	233,103

Net Income	351,635	458,328

Net Income (Loss) Attributable to the Noncontrolling Interests	(389)	11,821

Net Income (Loss) Attributable to the Redeemable Noncontrolling Interests	394	(758)

Net Income Attributable to ORIX Corporation Shareholders	351,630	447,265

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		(millions of yen)

	Year Ended March 31, 2025	Year Ended March 31, 2026
Net Income :	351,635	458,328

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(153,108)	(214,449)
Impact of changes in policy liability discount rate	158,339	299,258
Net change of debt valuation adjustments	(35)	193
Net change of defined benefit pension plans	5,128	17,167
Net change of foreign currency translation adjustments	(20,060)	171,936
Net change of unrealized gains (losses) on derivative instruments	(6,403)	(2,840)
Total other comprehensive income (loss)	(16,139)	271,265

Comprehensive Income	335,496	729,593

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(492)	15,771

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	344	2,773

Comprehensive Income Attributable to ORIX Corporation Shareholders	335,644	711,049

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)

	(millions of yen)
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2024	221,111	233,457	3,259,730	357,148	(129,980)	3,941,466	80,499	4,021,965

Cumulative effect of adopting Accounting Standards Update 2023-02			(157)			(157)	0	(157)

Balance at April 1, 2024	221,111	233,457	3,259,573	357,148	(129,980)	3,941,309	80,499	4,021,808

Contribution to subsidiaries						0	10,736	10,736
Transaction with noncontrolling interests		83		136		219	(7,451)	(7,232)
Comprehensive income (loss), net of tax:
Net income (loss)			351,630			351,630	(389)	351,241
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(153,108)		(153,108)	0	(153,108)
Impact of changes in policy liability discount rate				158,339		158,339	0	158,339
Net change of debt valuation adjustments				(35)		(35)	0	(35)
Net change of defined benefit pension plans				5,121		5,121	7	5,128
Net change of foreign currency translation adjustments				(19,687)		(19,687)	(323)	(20,010)
Net change of unrealized gains (losses) on derivative instruments				(6,616)		(6,616)	213	(6,403)

Total other comprehensive income (loss)						(15,986)	(103)	(16,089)

Total comprehensive income (loss)						335,644	(492)	335,152

Cash dividends			(135,590)			(135,590)	(1,291)	(136,881)
Acquisition of treasury stock					(53,518)	(53,518)	0	(53,518)
Disposal of treasury stock		(654)			917	263	0	263
Cancellation of treasury stock		(149)	(120,702)		120,851	0	0	0
Other, net		1,456			(1)	1,455	0	1,455

Balance at March 31, 2025	221,111	234,193	3,354,911	341,298	(61,731)	4,089,782	82,001	4,171,783

Contribution to subsidiaries						0	14,457	14,457
Transaction with noncontrolling interests		344		28		372	(13,291)	(12,919)
Comprehensive income, net of tax:
Net income			447,265			447,265	11,821	459,086
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(214,437)		(214,437)	0	(214,437)
Impact of changes in policy liability discount rate				299,258		299,258	0	299,258
Net change of debt valuation adjustments				193		193	0	193
Net change of defined benefit pension plans				17,162		17,162	5	17,167
Net change of foreign currency translation adjustments				164,577		164,577	3,816	168,393
Net change of unrealized gains (losses) on derivative instruments				(2,969)		(2,969)	129	(2,840)

Total other comprehensive income						263,784	3,950	267,734

Total comprehensive income						711,049	15,771	726,820

Cash dividends			(170,803)			(170,803)	(8,370)	(179,173)
Acquisition of treasury stock					(150,002)	(150,002)	0	(150,002)
Disposal of treasury stock		(906)			1,264	358	0	358
Cancellation of treasury stock		(137)	(128,864)		129,001	0	0	0
Other, net		1,745			(1)	1,744	0	1,744

Balance at March 31, 2026	221,111	235,239	3,502,509	605,110	(81,469)	4,482,500	90,568	4,573,068

Note:	Changes in the redeemable noncontrolling interests are not included in the table.

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	(millions of yen)
	Year ended March 31, 2025	Year ended March 31, 2026
Cash Flows from Operating Activities:
Net income	351,635	458,328
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	399,527	404,791
Principal payments received under net investment in leases	495,717	505,410
Provision for credit losses	18,723	34,017
Equity in net income of equity method investments	(57,182)	(123,872)
Gains on sales of subsidiaries and equity method investments and liquidation losses, net	(87,705)	(111,311)
Bargain purchase gain	(3,750)	0
(Gains) Losses on sales of securities other than trading	6,772	(679)
Gains on sales of operating lease assets	(76,633)	(70,115)
Write-downs of long-lived assets	25,933	16,242
Write-downs of securities	554	1,664
Deferred tax provision	23,346	90,387
(Increase) Decrease in trading securities	28,487	(6,564)
Increase in inventories	(9,839)	(39,823)
Decrease (Increase) in trade notes, accounts and other receivable	(2,641)	4,556
Increase (Decrease) in trade notes, accounts and other payable	(3,910)	1,065
Increase in policy liabilities and policy account balances	268,258	395,623
Increase (Decrease) in income taxes payable	(9,232)	25,872
Other, net	(67,867)	(216,024)

Net cash provided by operating activities	1,300,193	1,369,567

Cash Flows from Investing Activities:
Purchases of lease equipment	(1,288,608)	(1,257,360)
Originations of installment loans	(1,506,006)	(1,639,829)
Principal collected on installment loans	1,302,302	1,498,876
Proceeds from sales of operating lease assets	373,804	352,491
Investments in equity method investees, net	(64,985)	(30,922)
Proceeds from sales of equity method investments	95,789	131,813
Purchases of available-for-sale debt securities	(700,403)	(539,889)
Proceeds from sales of available-for-sale debt securities	289,170	341,633
Proceeds from redemption of available-for-sale debt securities	257,338	161,241
Purchases of equity securities other than trading	(76,767)	(98,026)
Proceeds from sales of equity securities other than trading	31,594	141,753
Purchases of property under facility operations	(69,064)	(75,075)
Acquisitions of subsidiaries, net of cash acquired	(89,871)	(129,036)
Sales of subsidiaries, net of cash disposed	111,043	39,696
Other, net	24,969	(12,037)

Net cash used in investing activities	(1,309,695)	(1,114,671)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	(98,621)	55,427
Proceeds from debt with maturities longer than three months	1,549,750	1,210,761
Repayment of debt with maturities longer than three months	(1,368,479)	(1,217,574)
Net increase in deposits due to customers	204,034	175,554
Cash dividends paid to ORIX Corporation Shareholders	(135,590)	(170,803)
Acquisition of treasury stock	(53,518)	(150,002)
Contribution from noncontrolling interests	3,577	1,350
Purchases of shares of subsidiaries from noncontrolling interests	(521)	(585)
Net increase (decrease) in call money	50,000	(55,000)
Other, net	(1,310)	(9,663)

Net cash (used in) provided by financing activities	149,322	(160,535)

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	(3,144)	34,755

Net increase in Cash, Cash Equivalents and Restricted Cash	136,676	129,116

Cash, Cash Equivalents and Restricted Cash at Beginning of Year	1,185,307	1,321,983

Cash, Cash Equivalents and Restricted Cash at End of Year	1,321,983	1,451,099

(6) Assumptions for Going Concern

There is no corresponding item.

(7) Segment Information (Unaudited)

The Group CEO, as the Chief Operating Decision Maker (“CODM”), regularly allocates management resources and assesses segment performance by using the amount equivalent to income before income taxes attributable to ORIX Corporation Shareholders of each business segment.

An overview of the operations for each of the ten operating segments follows below.

Corporate Financial Services and Maintenance Leasing	:	Finance and fee business; leasing and rental of automobiles, electronic measuring instruments, and ICT-related equipment
Real Estate	:	Real estate development, rental and management; facility operations; real estate asset management
PE Investment and Concession	:	Private equity investment and concession
Environment and Energy	:	Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels; recycling and waste management
Insurance	:	Life insurance
Banking and Credit	:	Banking and consumer finance
Aircraft and Ships	:	Aircraft investment and management; ship-related finance and investment, maritime asset management and ship brokerage
ORIX USA	:	Finance, investment and asset management in the Americas
ORIX Europe	:	Asset management of global equity and fixed income
Asia and Australia	:	Finance and investment businesses in Asia and Australia

The accounting policies of the segments are almost the same as accounting policies for condensed consolidated financial statements except for the treatment of income tax expenses, net income attributable to noncontrolling interests, and net income attributable to redeemable noncontrolling interests. The chief operating decision maker evaluates segment performance based on the amount equivalent to income before income taxes attributable to ORIX Corporation Shareholders. Therefore, net income attributable to noncontrolling interests, net income attributable to redeemable noncontrolling interests, and income tax expenses are not included in segment profit or loss. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment and excluding the expenses that should be borne by ORIX Group as a whole, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as certain interest expenses and certain foreign exchange gains or losses (included in other (income) and expense) are excluded from the segment profits or losses, and are regarded as corporate items.

Assets attributed to each segment are total assets except for certain cash and head office assets.

Segment information for fiscal 2025 and 2026 is as follows:

	Millions of yen
	Fiscal Year ended March 31, 2025
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Finance revenues	63,271	4,860	12,140	1,402	280	60,290	5,769
Gains on investment securities and dividends	2,647	1,282	851	3,128	0	100	(24)
Operating leases	282,433	61,321	42,698	79	0	0	96,856
Life insurance premiums and related investment income	0	0	0	0	518,084	0	0
Sales of goods and real estate	4,202	107,859	252,969	3,307	0	0	852
Services income	108,146	322,458	69,273	178,105	(1)	2,914	16,139

Total Segment Revenues	460,699	497,780	377,931	186,021	518,363	63,304	119,592

Interest expense	7,306	2,616	3,833	13,170	256	7,184	20,159
Costs of operating leases	201,286	24,167	26,389	18	0	0	40,986
Life insurance costs	0	0	0	0	384,910	0	0
Costs of goods and real estate sold	3,335	89,593	173,652	1,786	0	0	864
Services expense	57,372	264,952	48,890	136,118	0	7,590	6,724
Other (income) and expense *	18,305	1,664	10,622	446	(110)	40	68
Selling, general and administrative expenses	89,599	43,405	88,370	22,582	58,904	20,822	11,967
Provision for credit losses, and write-downs of long-lived assets and securities	2,199	3,098	1,743	20,573	4	(176)	3

Total Segment Expenses	379,402	429,495	353,499	194,693	443,964	35,460	80,771

Equity in Net income (Loss) of equity method investments and others	9,032	2,256	74,440	3,749	(0)	1,447	28,599

Segment Profits	90,329	70,541	98,872	(4,923)	74,399	29,291	67,420

Significant non-cash items:
Depreciation and amortization	158,166	18,992	25,053	33,457	24,219	571	30,808
Increase in policy liabilities and policy account balances	0	0	0	0	268,258	0	0
Bargain purchase gain	0	0	0	0	0	0	0
Impairment of goodwill and intangible assets	0	0	11,149	0	0	0	0
Expenditures for long-lived assets	211,006	78,824	14,594	50,720	116	20	300,251

	Millions of yen
	Fiscal Year ended March 31, 2025
	ORIX USA	ORIX Europe	Asia and Australia	Total
Finance revenues	102,627	4,077	74,961	329,677
Gains on investment securities and dividends	119	4,408	1,933	14,444
Operating leases	861	0	135,169	619,417
Life insurance premiums and related investment income	0	0	0	518,084
Sales of goods and real estate	543	0	751	370,483
Services income	50,078	248,782	23,406	1,019,300

Total Segment Revenues	154,228	257,267	236,220	2,871,405

Interest expense	40,016	665	41,761	136,966
Costs of operating leases	1,496	0	97,249	391,591
Life insurance costs	0	0	0	384,910
Costs of goods and real estate sold	307	0	684	270,221
Services expense	2,823	66,446	14,710	605,625
Other (income) and expense *	(3,382)	4,231	(5,654)	26,230
Selling, general and administrative expenses	95,406	138,859	44,342	614,256
Provision for credit losses, and write-downs of long-lived assets and securities	7,669	115	9,983	45,211

Total Segment Expenses	144,335	210,316	203,075	2,475,010

Equity in Net income (Loss) of equity method investments and others	30,022	(2,578)	1,306	148,273

Segment Profits	39,915	44,373	34,451	544,668

Significant non-cash items:
Depreciation and amortization	2,687	6,234	93,705	393,892
Increase in policy liabilities and policy account balances	0	0	0	268,258
Bargain purchase gain	0	0	3,750	3,750
Impairment of goodwill and intangible assets	1,175	1,971	0	14,295
Expenditures for long-lived assets	2,326	1,143	177,320	836,320

*

Other (income) and expense includes items such as expenses of taxes and insurance premiums related to finance leases, impairment of goodwill and intangible assets, gains and losses on derivatives, and foreign exchange gains and losses.

	Millions of yen
	Fiscal Year ended March 31, 2026
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Finance revenues	68,600	5,052	15,243	11,938	141	78,903	3,853
Gains on investment securities and dividends	1,639	953	1,861	20,553	0	(5,348)	272
Operating leases	301,626	52,300	36,441	89	0	0	102,827
Life insurance premiums and related investment income	0	0	0	0	642,904	0	0
Sales of goods and real estate	4,689	126,074	301,345	3,311	0	0	1,093
Services income	111,288	346,522	87,063	173,340	0	2,884	21,971

Total Segment Revenues	487,842	530,901	441,953	209,231	643,045	76,439	130,016

Interest expense	12,025	5,721	5,321	15,499	545	19,809	19,386
Costs of operating leases	211,610	24,962	23,331	20	0	0	46,309
Life insurance costs	0	0	0	0	480,603	0	0
Costs of goods and real estate sold	3,778	108,329	212,658	2,050	0	0	1,120
Services expense	61,398	275,837	59,934	131,543	0	7,399	8,268
Other (income) and expense *	18,505	(2,512)	(3,460)	(5,158)	(3)	(89)	(1,527)
Selling, general and administrative expenses	88,127	46,996	92,620	26,037	58,979	23,854	15,328
Provision for credit losses, and write-downs of long-lived assets and securities	3,348	878	8,044	6,772	30	188	4

Total Segment Expenses	398,791	460,211	398,448	176,763	540,154	51,161	88,888

Equity in Net income (Loss) of equity method investments and others	11,689	7,819	82,106	83,304	(0)	1,934	25,480

Segment Profits	100,740	78,509	125,611	115,772	102,891	27,212	66,608

Significant non-cash items:
Depreciation and amortization	168,128	19,797	20,049	32,268	20,121	(766)	32,231
Increase in policy liabilities and policy account balances	0	0	0	0	395,623	0	0
Bargain purchase gain	0	0	0	0	0	0	0
Impairment of goodwill and intangible assets	0	0	1,092	3,614	0	0	0
Expenditures for long-lived assets	237,759	65,955	16,874	59,772	513	155	230,164

	Millions of yen
	Fiscal Year ended March 31, 2026
	ORIX USA	ORIX Europe	Asia and Australia	Total
Finance revenues	106,559	3,360	73,492	367,141
Gains on investment securities and dividends	89,425	13,869	5,830	129,054
Operating leases	2,670	0	139,189	635,142
Life insurance premiums and related investment income	0	0	0	642,904
Sales of goods and real estate	2,535	0	482	439,529
Services income	71,030	273,857	24,421	1,112,376

Total Segment Revenues	272,219	291,086	243,414	3,326,146

Interest expense	52,997	687	38,177	170,167
Costs of operating leases	2,851	0	99,936	409,019
Life insurance costs	0	0	0	480,603
Costs of goods and real estate sold	1,659	0	407	330,001
Services expense	1,947	72,084	15,898	634,308
Other (income) and expense *	51,322	4,586	(1,050)	60,614
Selling, general and administrative expenses	123,875	157,595	46,707	680,118
Provision for credit losses, and write-downs of long-lived assets and securities	25,342	148	7,169	51,923

Total Segment Expenses	259,993	235,100	207,244	2,816,753

Equity in Net income (Loss) of equity method investments and others	(11,272)	7,065	15,079	223,204

Segment Profits	954	63,051	51,249	732,597

Significant non-cash items:
Depreciation and amortization	2,779	7,039	97,337	398,983
Increase in policy liabilities and policy account balances	0	0	0	395,623
Bargain purchase gain	0	0	0	0
Impairment of goodwill and intangible assets	52,738	0	0	57,444
Expenditures for long-lived assets	4,328	655	187,015	803,190

*

Other (income) and expense includes items such as expenses of taxes and insurance premiums related to finance leases, impairment of goodwill and intangible assets, gains and losses on derivatives, and foreign exchange gains and losses.

Segment information as of March 31, 2025 and 2026 is as follows:

	Millions of yen
	As of March 31, 2025
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Net investment in leases	569,380	45,810	1,640	2,092	0	0	0
Installment loans	424,370	30	124,411	3,609	12,805	2,511,736	36,119
Investment in operating leases	557,625	311,377	46,796	237	26,167	0	599,813
Investment in securities	29,690	6,209	6,117	32,032	2,234,453	305,441	9,387
Property under facility operations and servicing assets	43,857	175,153	53,832	487,241	0	0	28
Inventories	433	182,652	41,021	2,551	0	0	1,588
Advances for finance lease and operating lease	6,177	78,044	3	0	0	0	27,816
Equity method investments	16,375	177,956	148,274	170,946	35,865	43,934	402,567
Advances for property under facility operations	143	7,401	728	70,081	0	0	0
Goodwill, intangible assets acquired in business combinations	25,268	50,801	331,003	120,743	4,452	0	43,024
Other assets *	211,247	122,860	269,119	126,643	695,492	283,460	111,631

Segment Assets	1,884,565	1,158,293	1,022,944	1,016,175	3,009,234	3,144,571	1,231,973

	Millions of yen
	As of March 31, 2025
	ORIX USA	ORIX Europe	Asia and Australia	Total
Net investment in leases	451	0	547,966	1,167,339
Installment loans	652,805	0	315,128	4,081,013
Investment in operating leases	21,260	0	394,764	1,958,039
Investment in securities	487,022	86,008	37,768	3,234,127
Property under facility operations and servicing assets	76,469	0	1,844	838,424
Inventories	137	0	615	228,997
Advances for finance lease and operating lease	0	0	4,833	116,873
Equity method investments	54,817	8,578	260,395	1,319,707
Advances for property under facility operations	0	0	51	78,404
Goodwill, intangible assets acquired in business combinations	171,884	354,801	6,986	1,108,962
Other assets *	129,094	219,919	155,277	2,324,742

Segment Assets	1,593,939	669,306	1,725,627	16,456,627

*

Other assets include cash and cash equivalents, restricted cash, allowance for credit losses, trade notes, accounts and other receivables, office facilities, loans to ORIX and its subsidiaries, and reinsurance recoverables.

	Millions of yen
	As of March 31, 2026
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Net investment in leases	577,187	38,903	1,510	1,638	0	0	12,372
Installment loans	393,442	14	13,102	6,004	15,191	2,685,320	17,078
Investment in operating leases	609,965	369,596	45,398	241	25,457	0	590,639
Investment in securities	31,876	9,363	10,905	142,410	2,288,116	166,331	2,217
Property under facility operations and servicing assets	42,088	153,861	74,886	496,063	0	0	24
Inventories	384	218,937	44,370	3,401	0	0	826
Advances for finance lease and operating lease	7,106	50,332	1	0	0	0	28,431
Equity method investments	8,481	214,196	239,127	10,291	46,002	44,544	410,193
Advances for property under facility operations	5	8,136	3,996	115,763	0	0	0
Goodwill, intangible assets acquired in business combinations	24,450	48,750	352,682	117,197	4,452	0	55,804
Other assets *	181,911	123,818	264,584	125,769	819,052	340,604	93,751

Segment Assets	1,876,895	1,235,906	1,050,561	1,018,777	3,198,270	3,236,799	1,211,335

	Millions of yen
	As of March 31, 2026
	ORIX USA	ORIX Europe	Asia and Australia	Total
Net investment in leases	433	0	615,351	1,247,394
Installment loans	757,103	0	286,330	4,173,584
Investment in operating leases	39,605	0	463,491	2,144,392
Investment in securities	503,966	114,919	38,289	3,308,392
Property under facility operations and servicing assets	82,749	0	2,028	851,699
Inventories	699	0	267	268,884
Advances for finance lease and operating lease	0	0	4,210	90,080
Equity method investments	65,577	6,005	261,415	1,305,831
Advances for property under facility operations	0	0	0	127,900
Goodwill, intangible assets acquired in business combinations	297,167	393,782	7,098	1,301,382
Other assets *	193,172	286,469	186,798	2,615,928

Segment Assets	1,940,471	801,175	1,865,277	17,435,466

*

Other assets include cash and cash equivalents, restricted cash, allowance for credit losses, trade notes, accounts and other receivables, office facilities, loans to ORIX and its subsidiaries, and reinsurance recoverables.

The reconciliation of segment totals to the condensed consolidated financial statement amounts is as follows:

	Millions of yen
	Fiscal Year ended March 31, 2025	Fiscal Year ended March 31, 2026
Segment revenues:
Total revenues for segments	2,871,405	3,326,146
Revenues related to corporate assets	64,628	84,865
Revenues from inter-segment transactions	(61,212)	(80,180)

Total consolidated revenues	2,874,821	3,330,831

Segment profits:
Total profits for segments	544,668	732,597
Corporate profits (losses)	(64,475)	(52,821)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	270	11,655

Total consolidated income before income taxes	480,463	691,431

(8) Per Share Data (Unaudited)

	$		$
	Year ended March 31, 2025		Year ended March 31, 2026
			(millions of yen)
Net Income Attributable to ORIX Corporation Shareholders		351,630	447,265
Adjustment to Net Income		(35)	(96)

Net income used to calculate basic earnings per share		351,595	447,169

Adjustment to Net Income		35	96

Net income used to calculate diluted earnings per share		351,630	447,265

			(thousands of shares)
Weighted-average shares		1,142,503	1,117,160
Effect of Dilutive Securities - Stock compensation		2,275	2,692

Weighted-average shares for diluted EPS computation		1,144,778	1,119,852

			(yen)
Earnings per share for net income attributable to ORIX Corporation Shareholders
Basic		307.74	400.27
Diluted		307.16	399.40

			(yen)
Shareholders’ equity per share		3,599.24	4,080.24

Note :	In the fiscal years ended March 31, 2025 and 2026, there was no stock compensation which was antidilutive.

(9) Changes in Significant Basis of Preparation of Consolidated Financial Statements

Significant Accounting Policies

(Adoption of New Accounting Standards)

There are no significant changes from the description in our latest Form 20-F submitted to the U.S. Securities and Exchange Commission on June 24, 2025.

(10) Notes to Consolidated Financial Statements

(Subsequent Events)

On April 27, 2026, the Company entered into a share transfer agreement with Daiwa Next Bank, Ltd. to transfer all shares in ORIX Bank Corporation, a consolidated subsidiary of the Company (hereinafter, the “Target”). Pursuant to this agreement, the share transfer is scheduled to be completed by October 2026, and upon the completion of the transfer, the Target will be excluded from the Company’s scope of consolidation. The Target is included in the Banking and Credit segment, and as the transfer is expected to be completed during the fiscal year ending March 31, 2027, the Company expects to record a net gain of approximately ¥124.2 billion on a pre-tax basis in connection with the transfer in the consolidated financial statements for that fiscal year.

Notice Regarding Repurchase of Own Shares

TOKYO, Japan - May 11, 2026 - ORIX Corporation (“ORIX”) announced today that its Board of Directors passed a resolution approving the matters required under Article 156, Paragraph 1 of the Companies Act for the repurchase of its own shares for the purpose of enhancing capital efficiency and shareholder returns, pursuant to Article 34 of the Articles of Incorporation, which is in accordance with Article 459, Paragraph 1 of the Companies Act, as follows.

(1)	Class of shares to be repurchased: Common shares

(2)	Total number of shares: Up to 100,000,000 shares

(approx.9.1% of the total outstanding shares (excluding treasury shares))

(3)	Total purchase price of shares to be repurchased: Up to 250 billion yen

(4)	Repurchase Period: From May 22, 2026 to March 31, 2027

(5)	Method of share repurchase: Market purchases based on the discretionary dealing contract regarding repurchase of own shares

(Reference)

1.	Policies for Share Cancellation

At the Board of Directors meeting held on May 12, 2025, ORIX approved a policy regarding the cancellation of its own shares under which, in principle, ORIX shall maintain a total number of its own shares at a maximum of 2% of the total number of issued shares and shall cancel the shares exceeding such amount. The actual number of shares to be cancelled will be announced after completion of the repurchase stated above.

2.	Status of Treasury Shares as of March 31, 2026

Total outstanding shares (excluding treasury shares): 1,101,621,922 shares

Treasury shares: 22,484,702 shares*

*	The Company’s shares held through the Board Incentive Plan Trust (3,035,102 shares) are not included in the number of treasury shares.

Contact Information:

Investor Relations Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 37,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2026)

Caution Concerning Forward-Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2024 – March 31, 2025” furnished on Form 6-K.

Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2026 and Annual Dividend Forecast for the Fiscal Year Ending March 31, 2027

TOKYO, Japan - May 11, 2026 - ORIX Corporation (“ORIX”) announced today that its Board of Directors passed a resolution approving the details relating to the expected dividend for the fiscal year ended March 31, 2026. The final amount of the said dividend will be determined by the Board of Directors to be held on May 18, 2026. The annual dividend forecast for the fiscal year ending March 31, 2027 is also included in this announcement as below.

1. Dividend Detail for the Fiscal Year Ended March 31, 2026

Regarding the year-end dividend for the fiscal year ended March 31, 2026, we have decided a dividend per share of 62.34 yen based on the dividend policy announced on May 12, 2025. As a result of that, an annual dividend per share becomes 156.10 yen.

	Amount Decided	Previous Dividend Forecast	Dividend Paid for the Fiscal Year Ended March 31, 2025
Record Date	March 31, 2026	March 31, 2026	March 31, 2025
Dividend Per Share (Annual)	62.34 yen (156.10 yen)	— (120.01 yen) *	57.84 yen (120.01 yen)
Total Dividend Amount (Annual)	68,675 million yen (173,558 million yen)	—	65,920 million yen (137,104 million yen)
Effective Date	June 3, 2026	—	June 4, 2025
Source of Dividend	Retained earnings	—	Retained earnings

*

As announced in the release titled “Announcement Regarding Interim Dividend and Revisions to Consolidated Earnings Forecast and Year-end Dividend Forecast for the Fiscal Year Ending March 31, 2026” dated November 12, 2025, the annual dividend for the fiscal year ended March 31, 2026 will be determined based on either a dividend payout ratio of 39% or an annual dividend per share of 120.01 yen, whichever is higher. In the above, the minimum dividend has been stated.

2. Annual Dividend Forecast for the Fiscal Year Ending March 31, 2027

Dividend Per Share
	Interim	Fiscal Year-End	Total
Dividend Forecast	—	—	187.36 yen*

*

With regard to the dividend forecast for the fiscal year ending March 31, 2027, the annual dividend is expected to be the higher of an amount equivalent to a dividend payout ratio of 39% or an annual dividend of ¥156.10 per share. The table above presents the forecast of annual dividends per share assuming that net income attributable to ORIX Corporation shareholders for the fiscal year ending March 31, 2027 is ¥530,000 million, as stated in “3. Forecast for the Year Ending March 31, 2027 (Unaudited) ” of the Summary of Consolidated Financial Results for the Fiscal Year Ended March 31, 2026 (U.S. GAAP). Dividends per share is calculated based on the number of issued shares excluding treasury shares and may fluctuate due to an increase in treasury shares resulting from share repurchases.

Contact Information:

Investor Relations Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 37,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2026)

Caution Concerning Forward-Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2024 – March 31, 2025” furnished on Form 6-K.

Announcement Regarding Management Changes

Tokyo, Japan - May 11, 2026 - ORIX Corporation (“ORIX”) announced today that it decided on the management changes. The management changes are scheduled to be finalized at the 63rd Annual General Meeting of Shareholders and the Board of Directors meeting on June 23, 2026.

∎	Management Changes (Effective as of June 23, 2026)

New Position	Present Position	Name
Member of the Board of Directors Senior Managing Executive Officer Chief Operating Officer, Infrastructure Business Unit	Senior Managing Executive Officer Chief Operating Officer, Infrastructure Business Unit	Shuji Irie

Member of the Board of Directors Senior Managing Executive Officer, Chief Financial Officer and Chief Strategy Officer Responsible for Corporate Strategy and Management Unit	Senior Managing Executive Officer, Chief Financial Officer and Chief Strategy Officer Responsible for Corporate Strategy and Management Unit	Masataka Yamada

Member of the Board of Directors (Outside Director)	(Newly nominated)	Akiko Hosokawa

Senior Managing Executive Officer Global General Counsel Responsible for Legal and Compliance Unit	Member of the Board of Directors Senior Managing Executive Officer Global General Counsel Responsible for Legal and Compliance Unit	Stan Koyanagi

Retire	Member of the Board of Directors (Outside Director)	Aiko Sekine

Contact Information:

Investor Relations Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 37,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2026)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2024 – March 31, 2025” furnished on Form 6-K.

Announcement Regarding Candidates for Member of the Board of Directors and Member Composition of the Three Committees of ORIX Corporation

TOKYO, Japan - May 11, 2026 - ORIX Corporation (“ORIX”) announced today that the Nominating Committee has decided on the candidates for Members of the Board of Directors. The nominations are scheduled to be finalized at the 63rd Annual General Meeting of Shareholders of the Company on June 23, 2026.

The Company announced that it decided on the composition of the Nominating, Audit and Compensation Committees in the Board of Directors meeting held today. All members of the Nominating, Audit and Compensation Committees are composed of outside directors. The nominations are scheduled to be finalized at the Board of Directors meeting after the 63rd Annual General Meeting of Shareholders of the Company on June 23, 2026.

Candidates for the 10 Members of the Board of Directors positions (including 6 Outside Directors) are as follows:

Hidetake Takahashi Satoru Matsuzaki Shuji Irie (newly nominated) Masataka Yamada (newly nominated)

Hiroshi Watanabe (Outside Director)

Chikatomo Hodo (Outside Director)

Noriyuki Yanagawa (Outside Director)

Mami Yunoki (Outside Director)

Miwa Seki (Outside Director)

Akiko Hosokawa (Outside Director, newly nominated)

Details on Candidates for New Member of the Board of Directors

Shuji Irie (Born March 14, 1963)

May.2001	Joined Mizuho Securities Co., Ltd. (retired in April 2011)
Apr.2011	Joined ORIX Corporation Deputy Head of Investment Banking Headquarters
Sep.2011	Deputy Head of Investment and Operation Headquarters
Jan.2013	Executive Officer Deputy Head of Investment and Operation Headquarters
Jan.2014	Head of Investment and Operation Headquarters
Jan.2016	Managing Executive Officer Head of Investment and Operation Headquarters Responsible for Concession Business Development Department
Jun.2018	Member of the Board of Directors, Managing Executive Officer Head of Investment and Operation Headquarters
Jan.2020	Member of the Board of Directors, Senior Managing Executive Officer Head of Investment and Operation Headquarters
Jan.2024	Responsible for Investment and Operation Headquarters
Jun.2024	Advisor
Jan.2026	Senior Managing Executive Officer (present position) Responsible for Infrastructure Business Unit Responsible for Concession Business Development Department
Apr.2026	Chief Operating Officer, Infrastructure Business Unit (present position)

Basis for candidacy for appointment as a Member of the Board of Directors

Mr. Shuji Irie is a candidate for a new Member of the Board of Directors. He has a wealth of experience and advanced knowledge relating to the diversified business activities of the ORIX Group through his business execution experience in the fields of real estate, environment and energy, aircraft and ships, and investment and operation business.

The Nominating Committee has appointed him as a new candidate for Member of the Board of Directors because it has determined he can be expected to fulfil a substantial role, including highly effective supervision of the Company’s management given that he possesses extensive understanding of the Company’s operations.

Masataka Yamada (Born March 4, 1972)

Apr.1996	Joined JPMorgan Securities Japan Co., Ltd.
Feb.2015	Head of Japan Investment Banking Division, JPMorgan Securities Japan Co., Ltd. (retired in January 2026)
Feb.2026	Joined ORIX Corporation Senior Adviser Assistant to CEO
Apr.2026	Senior Managing Executive Officer (present position) Chief Financial Officer and Chief Strategy Officer (present position) Responsible for Corporate Strategy and Management Unit (present position)

Basis for candidacy for appointment as a Member of the Board of Directors

Mr. Masataka Yamada is a candidate for a new Member of the Board of Directors. He has wide-ranging experience and knowledge in finance and capital policy and corporate growth strategy through his past experience as Head of Japan Investment Banking Division of JPMorgan Securities Japan Co., Ltd. Moreover, at the Company, he has a wealth of experience and advanced knowledge relating to the diversified business activities of the ORIX Group through his service as Chief Financial Officer and Chief Strategy Officer.

The Nominating Committee has appointed him as a new candidate for Member of the Board of Directors because it has determined he can be expected to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing his wealth of knowledge and experience, etc., gained from inside and outside the Company.

Details on Candidates for New Member of the Board of Directors (Outside Director)

Akiko Hosokawa (Born September 12, 1966)

Apr.1989	Joined Nippon Life Insurance Company (retired in March 1993)
Apr.1997	Attorney at Law, admitted in Japan (Tokyo Bar Association) Joined Tokyo Aoyama Law Office (currently Baker & McKenzie (Gaikokuho Joint Enterprise))
Aug.2002	Seconded to Baker & McKenzie LLP
Dec.2003	Attorney at Law, admitted in New York (New York State Bar Association)
Jul.2006	Partner of Tokyo Aoyama Aoki Law Office (currently Baker & McKenzie (Gaikokuho Joint Enterprise)) (retired in June 2024)
Jun.2024	Joined Atsumi & Sakai as a partner (present position)
Jun.2025	Member of the Board of Directors (Outside Director), DKK Co., Ltd. (present position)

Basis for candidacy for appointment as a Member of the Board of Directors (Outside Director)

Ms. Akiko Hosokawa is a candidate for a new Member of the Board of Directors (Outside Director). She served as a partner at Tokyo Aoyama Aoki Law Office (currently Baker & McKenzie (Gaikokuho Joint Enterprise)) and at Atsumi & Sakai. She has extensive knowledge as a professional in financial transactions and relevant financial regulatory laws and regulations.

The Nominating Committee has appointed her as a candidate for a new Member of the Board of Directors (Outside Director) because it has determined she can be expected to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing her wealth of knowledge and experience, etc., from an independent and objective standpoint.

Details on Candidates for Member of the Board of Directors (Outside Director)

Hiroshi Watanabe (Born June 26, 1949)

Apr.1972	Joined Ministry of Finance
Jan.2003	Director-General, International Bureau, Ministry of Finance
Jul.2004	Vice Minister of Finance for International Affairs, Ministry of Finance (retired in July 2007)
Oct.2007	Special Advisor, Japan Center for International Finance (retired in September 2008)
Apr.2008	Professor, Graduate School of Commerce and Management at Hitotsubashi University (currently Graduate School of Business Administration at Hitotsubashi University) (retired in September 2008)
Oct.2008	Deputy Governor, Japan Finance Corporation (retired in March 2012)
Apr.2012	Deputy Governor, Japan Bank for International Cooperation
Dec.2013	Governor, Japan Bank for International Cooperation (retired in June 2016)
Oct.2016	President, Institute for International Monetary Affairs (retired in June 2025)
Jun.2020	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)
Apr.2025	Visiting professor, Faculty of Business Administration at Tokyo Seitoku University (present position)

Basis for candidacy for appointment as a Member of the Board of Directors (Outside Director)

Mr. Hiroshi Watanabe is a candidate for Member of the Board of Directors (Outside Director). He served successively in key positions at Ministry of Finance, Japan and Governor of Japan Bank for International Cooperation and served as President of Institute for International Monetary Affairs. He has a wealth of knowledge and experience as a finance and economic expert both in Japan and overseas, as well as wide-ranging experience and knowledge of corporate management.

Currently as Chairperson of the Nominating Committee, he has played a leading role in deliberating on the composition of the Board of Directors and Executive Officers appropriate for the Company’s business development, as well as on the succession plan, and actively expressed his opinions and made proposals.

The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing his wealth of knowledge and experience, etc., from an independent and objective standpoint.

Chikatomo Hodo (Born July 31, 1960)

Sep.1982	Joined Arthur Andersen & Co. (currently Accenture Japan Ltd.)
Sep.2005	Representative Director, Accenture Japan Ltd.
Apr.2006	Representative Director and President, Accenture Japan Ltd.
Sep.2015	Director and Chairman, Accenture Japan Ltd. (retired in August 2017)
Sep.2017	Director and Senior Corporate Advisor, Accenture Japan Ltd. (retired as a Director in June 2018)
Jul.2018	Senior Corporate Advisor, Accenture Japan Ltd. (retired in August 2021)
Jun.2021	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)
Jun.2023	Member of the Board of Directors (Outside Director), Sumitomo Mitsui Banking Corporation (present position)

Basis for candidacy for appointment as a Member of the Board of Directors (Outside Director)

Mr. Chikatomo Hodo is a candidate for Member of the Board of Directors (Outside Director). He served as a Representative Director and President of Accenture Japan Ltd. He has wide-ranging experience and knowledge in corporate management and digital business.

Currently as Chairperson of the Compensation Committee, he has played a leading role in deliberating on the compensation system and compensation levels for Directors and Executive Officers in order to enhance their function as a medium- and long-term incentives, including considerations of executive compensation linked to performance indicators such as consolidated ROE, and actively expressed his opinions and made proposals.

The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing his wealth of knowledge and experience, etc., from an independent and objective standpoint.

Noriyuki Yanagawa (Born April 23, 1963)

Apr.1993	Specialized Teacher, Faculty of Economics at Keio University
Apr.1996	Assistant Professor, Graduate School of Economics at the University of Tokyo
Apr.2007	Associate Professor, Graduate School of Economics at the University of Tokyo
Dec.2011	Professor, Graduate School of Economics at the University of Tokyo (present position)
Jun.2022	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)

Basis for candidacy for appointment as a Member of the Board of Directors (Outside Director)

Mr. Noriyuki Yanagawa is a candidate for Member of the Board of Directors (Outside Director). He currently serves as Professor at the Graduate School of Economics at the University of Tokyo, and he has served on government and institutional advisory councils related to finance and economic affairs in Japan. He specializes in financial contracts, law and economics, and has a wealth of knowledge and experience as a financial economics expert.

He has actively expressed his opinions and made proposals during deliberations at meetings of the Board of Directors and the Nominating Committee, using his expertise in corporate strategy based on deep academic understanding.

The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing his wealth of knowledge and experience, etc., from an independent and objective standpoint.

Mami Yunoki (Born May 27, 1963)

May.1985	Joined Aoyama Audit Corporation
Mar.1988	Certified as Public Accountant, Japan
Sep.2006	Joined PricewaterhouseCoopers Aarata (currently PricewaterhouseCoopers Japan LLC)
Jul.2008	Partner of PricewaterhouseCoopers Aarata (currently PricewaterhouseCoopers Japan LLC)
Jul.2016	Member of the firm management committee and executive officer in charge of the manufacturing, distribution, and services divisions of PricewaterhouseCoopers Aarata LLC (currently PricewaterhouseCoopers Japan LLC)
Member of the Examination Board on Strengthening of Financial Functions, Financial Services Agency (retired in December 2025)
Sep.2019	Partner of the manufacturing, distribution, and services divisions of PricewaterhouseCoopers Aarata LLC (currently PricewaterhouseCoopers Japan LLC) (retired in June 2023)
Sep.2020	Part-time lecturer at the Graduate School of Hitotsubashi University (present position)
Jul.2023	Representative, Mami Yunoki Certified Public Accountant Office (present position)
Mar.2024	Outside Audit & Supervisory Board Member, Chugai Pharmaceutical Co., Ltd. (present position)
Jun.2024	Member of the Board of Directors (Outside Director), Daiwa Securities Group Inc. (present position)
Jun.2025	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)

Basis for candidacy for appointment as a Member of the Board of Directors (Outside Director)

Ms. Mami Yunoki is a candidate for Member of the Board of Directors (Outside Director). She served as a partner at PricewaterhouseCoopers Aarata (currently PricewaterhouseCoopers Japan LLC) and an executive officer in charge of the manufacturing, distribution, and services divisions at PricewaterhouseCoopers Aarata LLC (currently PricewaterhouseCoopers Japan LLC). She has extensive knowledge as a professional in financial accounting and auditing.

She has actively expressed her opinions and made proposals during deliberations at meetings of the Board of Directors and the Audit Committee from diverse perspectives, including accounting and finance.

The Nominating Committee has appointed her as a candidate for Member of the Board of Directors (Outside Director) because it has determined she can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing her wealth of knowledge and experience, etc., from an independent and objective standpoint.

Miwa Seki (Born February 25, 1965)

Apr.1988	Joined DENTSU INC. (retired in March 1989)
Apr.1989	Joined Smith Barney (retired in July 1991)
Sep.1993	Joined Morgan Stanley (retired in January 1997)
Feb.1997	Joined Clay Finlay Limited
Jan.2000	Founder and President, Mei Corporation Y.K. (retired in August 2013)
Jan.2003	General Manager, Tokyo Branch, Clay Finlay Limited (retired in August 2007)
Apr.2015	Associate Professor, Faculty of Foreign Studies at Kyorin University (retired in March 2021)
Jun.2020	Member of the Board of Directors (Outside Director), Daiwa House Industry Co., Ltd. (present position)
May.2021	General Partner, MPower Partners Fund L.P. (present position)
Jun.2025	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)

Basis for candidacy for appointment as a Member of the Board of Directors (Outside Director)

Ms. Miwa Seki is a candidate for Member of the Board of Directors (Outside Director). She served as head of Japan at a foreign financial institution and is currently a general partner of an ESG-focused investment fund. She has wide-ranging experience and knowledge in finance, business investment and ESG-related matters.

She has actively expressed her opinions and made proposals during deliberations at meetings of the Board of Directors, the Compensation Committee and the Audit Committee using her expertise in finance and business investment.

The Nominating Committee has appointed her as a candidate for Member of the Board of Directors (Outside Director) because it has determined she can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing her wealth of knowledge and experience, etc., from an independent and objective standpoint.

Nominating Committee

3 Members (Outside Directors: 3)

Chairperson: Chikatomo Hodo

Members: Hiroshi Watanabe and Miwa Seki

Audit Committee

3 Members (Outside Directors: 3)

Chairperson: Mami Yunoki

Members: Hiroshi Watanabe and Miwa Seki

Compensation Committee

3 Members (Outside Directors: 3)

Chairperson: Noriyuki Yanagawa

Members: Chikatomo Hodo and Akiko Hosokawa

Contact Information:

Investor Relations Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 37,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2026)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2024 – March 31, 2025” furnished on Form 6-K.

Notice Concerning Partial Amendment to Articles of Incorporation

TOKYO, Japan - May 11, 2026 - ORIX Corporation (“ORIX”) announced today that it resolved at a meeting of its Board of Directors held on May 11, 2026 to submit two proposals for “Partial Amendments to ORIX’s Articles of Incorporation” as agenda items at the 63rd Annual General Meeting of Shareholders to be held on June 23, 2026, as detailed below.

1.	Reasons for Amendment

Proposal No. 1 (Purposes)

In order to reflect more accurately the current business activities of ORIX and its subsidiaries and to clarify its business scope, ORIX proposes to amend Article 2 (Purpose) of ORIX’s current Articles of Incorporation by revising item (5), adding item (13), deleting item (21), and making other related changes, including changes to item numbering.

Proposal No. 2 (a “virtual-only” shareholders’ meeting)

As a result of the enforcement of the Act for Partially Amending the Industrial Competitiveness Enhancement Act and Other Related Acts (Act No. 70 of 2021), listed companies are now permitted, subject to certain conditions, to hold a shareholders’ meeting without a designated physical location (a “virtual-only” shareholders’ meeting), at which shareholders may attend by means such as the Internet without a physical venue, by providing therefor in their articles of incorporation.

In light of large-scale disasters including infectious diseases and natural disasters, as well as the ongoing digitalization of society as a whole, ORIX believes that expanding the range of available formats for holding shareholders’ meetings will serve the interests of its shareholders. Accordingly, ORIX proposes to add paragraph 2 to Article 11 of its current Articles of Incorporation.

With respect to the determination of the format for each shareholders’ meeting, the Board of Directors will, on each occasion, carefully deliberate and resolve the matter, giving due consideration to the interests and rights of shareholders and taking into account the circumstances surrounding ORIX and its shareholders at that time.

In connection with this amendment, ORIX has obtained confirmation from the Minister of Economy, Trade and Industry and the Minister of Justice that it satisfies the requirements prescribed by the relevant ordinances of the Ministry of Economy, Trade and Industry and the Ministry of Justice.

2.	Details of the Amendment

The changes are as follows.

Proposal No. 1

(changes are underlined)

Current Articles of Incorporation	Proposed amendments

 Article 2 (Purpose)

The purpose of the Company shall be to engage in the following businesses:

(1)~(4)      [Omitted]

(5) financial instruments and exchange business, financial instruments broker business, banking, trust and insurance business, advisory service business relating to investment in commodities, trust agreement agency business and credit management and collection business;

(6)~(12)     [Omitted]

         [New]

(13) trading of emission rights for greenhouse gases and other various subjects;

(14)~(19)    [Omitted]

(20) transport business;

(21) mining of various minerals, and the manufacture and sale of the products in relation thereto;

(22)~(25)    [Omitted]

 Article 2 (Purpose)

The purpose of the Company shall be to engage in the following businesses:

(1)~(4)      [No Change]

(5) financial instruments and exchange business, financial instruments broker business, banking, trust and insurance business, and trust agreement agency business;

(6)~(12)     [No Change]

(13) Manufacture, sale, and collection of various plastic products, materials, recycled raw materials, recycled products, etc.;

(14) trading of emission rights for greenhouse gases and other various subjects;

(15)~(20)    [No Change]

(21) transport business;

         [Delete]

(22)~(25)    [No Change]

Proposal No. 2

(changes are underlined)

Current Articles of Incorporation	Proposed amendments
Article 11 (Holding of General Meeting of Shareholders)	Article 11 (Holding of General Meeting of Shareholders)

An annual General Meeting of Shareholders shall be convened within a certain term following the end of each fiscal year and held in June of each year, and an extraordinary General Meeting of Shareholders shall be held at any time whenever necessary.

[No Change]
[New]	2. The Company may hold a General Meeting of Shareholders without designating a physical location.

3.	Date of Amendment of Articles of Incorporation

The amendments shall be effective on and from June 23, 2026.

Contact Information:

Investor Relations Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 37,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2026)

Caution Concerning Forward-Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2024 – March 31, 2025” furnished on Form 6-K.